Exhibit 99.4

Anchor Funding Services, Inc. reports second quarter net loss of $15,196 as compared to net income of $168,600 for the comparable period of the prior year. Anchor also reported net income of $37,720 for the six months ended June 30, 2013 as compared to $205,369 for the comparable period of the prior year.

Boca Raton, Fl. (PR Newswire) August 14, 2013 – Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “FPAY”) announced today its results of operations for the quarter ended June 30, 2013. Anchor reported 2013 second quarter finance revenues decreased slightly from $703,602 to $712,749 for the comparable period of the prior year. For the six months ended June 30, 2013, finance revenues were $1,306,209, an increase of approximately $51,000 or approximately 4.1% over the comparable period of the prior year.

The Company had interest expense of $108,032 for the three months ended June 30, 2013 as compared to interest expense of $147,609 for the comparable period of the prior year. The Company had interest expense of $210,413 for the six months ended June 30, 2013 as compared to interest expense of $237,932 for the comparable period of the prior year. The Company’s borrowings in 2012 were higher than in 2013. This is in addition to the Company incurring higher interest expense for borrowings under a participation arrangement and promissory notes payable for the three and six months ended June 30, 2012 which resulted in a decrease in interest expense of $39,577 and $27,915, respectively.

For the three and six months ended June 30, 2013, the Company had a $105,000 provision for credit losses as compared to a benefit of $14,104 for the comparable periods of the prior year. The increase in provision for credit losses was the result of a client that filed for Chapter 11 bankruptcy subsequent to June 30, 2013.

Operating expenses for the three months ended June 30, 2013 were $505,766 as compared to $410,644 for the comparable period of the prior year, an increase of approximately $95,000 or 23.2%. Also, operating expenses for the six months ended June 30, 2013 were $953,076, an increase of $127,028 or 15.4% from the comparable period of the prior year. The increase in operating expenses was primarily the result of additional compensation of approximately $40,000 resulting from the issuance of stock options, approximately $20,000 of additional operating expenses associated with FlexShopper, LLC as discussed below, and additional operation expenses associated with the Company opening a new sales office in Medley, Florida.

The Company’s net loss for the three months ended June 30, 2013 was $15,196 as compared to  net income of $168,600 for the comparable period of the prior year. The decrease in finance revenues, combined with increase in operating expenses and the increase in provision for credit losses resulted in a $183,796 decrease in net income for the three months ended June 30, 2013. The Company’s net income for the six months ended June 30, 2013 was $37,720 as compared to $205,369 for the six months ended June 30, 2012. The increase in finance revenues was offset by the increase in operating expenses and the increase in provision for credit losses and resulted in a $167,649 decrease in net income for the six months ended June 30, 2013.

Anchor purchased approximately $24 million of invoices during the second quarter of 2013 as compared to $28 million for the comparable period of the prior year. The Company also purchased approximately $48 million in invoices for the six months ended June 30, 2013 and 2012.

FlexShopper
In June 2013 Anchor formed a wholly owned subsidiary, namely, FlexShopper, LLC, for the purpose of developing a business that will provide certain types of durable goods to consumers on a lease to own basis and also provide lease to own terms to consumers of third party retailers. The Company anticipates generating revenues from this new line of business later this year, while maintaining its existing business.  Management believes that the introduction of FlexShopper’s LTO programs support broad untapped expansion opportunities within the U.S. consumer e-commerce and retail marketplaces.  FlexShopper and its online LTO products will provide consumers the ability to acquire durable goods, including electronics, computers and furniture they need, on a low payment, lease basis. Concurrently, e-tailers and retailers that work with FlexShopper may substantially increase their sales by utilizing FlexShopper’s online channels to connect with consumers that want to acquire products on an LTO basis.  One method currently in development by FlexShopper that connects retailers/e-tailers with these consumers is a patent pending system that enables consumers to buy products on an LTO basis using mobile devices and tablets. FlexShopper has been hiring employees to implement its business plan including a Chief Information Officer, Vice President of eCommerce and programmers. The Company anticipates additional expenses to develop this line of business of approximately $100,000 per month and potentially higher as FlexShopper implements its programs and builds an infrastructure to support its revenues and business objectives. These additional expenses may cause the Company to incur losses. The Company intends to raise additional financing to support the business needs and potential initial operating losses of its new subsidiary, FlexShopper. No assurances can be given that the Company will be able to raise additional financing on terms satisfactory to us, if at all.

Morry F. Rubin, CEO, stated "While we continue to work to grow our national factoring portfolio, we are excited about the formation of FlexShopper and the diversification it provides Anchor with its lease to own programs that support broad untapped expansion opportunities within the US consumer e-commerce and retail marketplaces.”

We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing, inventory funding and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

About FlexShopper

FlexShopper, LLC was formed for the purpose of developing a business that will provide certain types of durable goods to consumers on a lease to own basis and also provide lease to own terms to consumers of third party retailers.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q for the quarter ended June 30, 2013 can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Anchor to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and Anchor’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Co-Chairman and C.E.O.  561-961-5000
Email: mrubin@anchorfundingservices.com